January 30, 2020

Sachin Shah
Chief Executive Officer
Brookfield Renewable Corporation
250 Vesey Street, 15th Floor
New York, New York 10281-1023

       Re: Brookfield Renewable Corporation
           Brookfield Renewable Partners L.P.
           Amendment No. 1 to Registration Statement on Form F-1
           Filed January 17, 2020
           File No. 333-234614

Dear Mr. Shah:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 5, 2019 letter.

Amendment No .1 to Form F-1 filed January 17, 2020

Executive Compensation, page 126

1. Please update your executive compensation disclosures to include any compensation paid for the fiscal year ended December 31, 2019 or explain why you are unable to do so. Refer to Form F-1 and Item 6(b) of Form 20-F for guidance.
Material United States Federal Income Tax Considerations
Consequences to U.S. Unitholders , page 195

2. We note your response to comment 12 and we re-issue in part. In your response and in your disclosure at page 196, you state that whether or not the partnership or BRELP will
 Sachin Shah
Brookfield Renewable Corporation
January 30, 2020
Page 2
      be considered an "investment partnership" depends on the highly factual determination that neither has been engaged in a trade or business since its date of
      formation. However, in the first paragraph at page 196 you also state that "based on the activities and assets of each of the partnership and BRELP from their respective dates of formation, the general partner of the partnership intends to take the position and believes that each of the partnership and BRELP qualifies as an investment partnership within the meaning of Section 731(c)(3)(C)(i) of the U.S. Internal Revenue Code," which appears to be a material tax consequence. As a representation as to this material tax consequence is set forth in the filing, please revise to include this representation within the opinion of counsel. If there is significant doubt about the tax consequences, counsel may give a
      "should" or "more likely than not" opinion to make clear the opinion is subject to a degree of uncertainty. Refer to Section III.C.3 and 4 of Staff Legal Bulletin No. 19 for guidance.
       You may contact Mark Wojciechowski at (202) 551-3759 or Jenifer Gallagher at (202)
551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Loan Lauren
Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                           Sincerely,
FirstName LastNameSachin Shah
                                                           Division of
Corporation Finance
Comapany NameBrookfield Renewable Corporation
                                                           Office of Energy &
Transportation
January 30, 2020 Page 2
cc:       Mile T. Kurta
FirstName LastName